Jammalova Marketa 0397 EH

SUPPL 082-05066

RECEIVED
2009 APR 20 A 8:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Von: Jammalova Marketa 0397 EH
Gesendet: Montag, 20. April 2009 08:40
An: '0012027729207'
Betreff: Erste Group News: Invitation to the AGM 2009

Absender/From		**Empfänger/To**	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
	Erste Bank Der Oesterreichischen		**Paul Dudek**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten / Transmission consists of 4 Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message

„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached the agenda to the AGM (invitation to the AGM of Erste Group Bank AG) held on 12.5.2009 in Vienna, Austria.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

09045894

dlw 4/20

ERSTE GROUP

The Management Board of Erste Group Bank AG invites the shareholders of the company to its

16th Annual General Meeting

to be held on Tuesday, 12th May 2009, 10.00 a.m. at the Austria Center Vienna, Saal A, Bruno-Kreisky-Platz 1, 1220 Vienna.

Agenda:

1. Presentation of the approved annual financial statements and the status report of the Management Board as well as the report of the Supervisory Board for the financial year 2008, and presentation of the group financial statements and the group status report for the financial year 2008.
2. Resolution on the distribution of profits.
3. Grant of discharge to the members of
   a) the Management Board
   b) the Supervisory Board
   with regard to the financial year 2008.
4. Resolution on the remuneration of the members of the Supervisory Board.
5. Election to the Supervisory Board.
6. Appointment of an additional auditor and group auditor for the audit of the annual financial statements and the status report as well as the group financial statements and the group status report for the financial year 2010 in addition to the Savings Banks Auditors Association (Sparkassen-Prüfungsverband) as the statutory auditor.
7. Approval of the acquisition of own shares for the purpose of securities trading.
8. Authorisation for the acquisition of own shares for no designated purpose subject to the exclusion of trading in own shares as purpose of the acquisition, and authorisation to divest acquired shares as consideration for the acquisition or the financing of the acquisition of companies, businesses, business divisions or holdings in one or more corporations domestically or abroad, hence other than by sale via the stock exchange or via a public offering and by analogous application of the provisions concerning the exclusion of subscription rights.

9. Approval of the acquisition of own participation certificates for the purpose of securities trading, and the authorisation to divest acquired participation certificates other than by sale via the stock exchange or via a public offering and by analogous application of the provisions concerning the exclusion of subscription rights.

10. Authorisation for the acquisition of own participation certificates for no designated purpose subject to the exclusion of trading in own participation certificates as purpose of the acquisition, and the authorisation to divest acquired participation certificates other than by sale via the stock exchange or via a public offering and by analogous application of the provisions concerning the exclusion of subscription rights.

11. Authorization of the Management Board, with the consent of the Supervisory Board, for a period of five years after the registration of the amendment of the articles of association, to issue convertible bonds which have a conversion or subscription right into shares of the Company, also in several tranches, observing the subscription rights of the shareholders. The issuance of convertible bonds is limited to the extent that all conversion and subscription rights are covered by conditional capital. The terms and conditions of the issue of convertible bonds will be determined by the Management Board with the consent of the Supervisory Board. This resolution shall be included into the articles of association as Paragraph 8.4.

12. Resolution of the conditional increase of the registered capital of the Company by an amount of up to EUR 124,700,000 by issuing up to 62,350,000 ordinary bearer shares for the purpose of granting conversion or subscription rights to holders of convertible bonds. This resolution shall be included into the articles of association as restated Paragraph 6.2. The current Paragraphs 6.2 to 6.10 will be renumbered to 6.1.1 to 6.1.9. Paragraph 6.1 of the articles of association will be amended to clarify the purpose of the existing conditional capital.

13. Resolution on amendments of the articles of association as follows:

- Editorial adjustments in Paragraphs 13.4, 15.3, 16.2.3;
- Correction of a reference in Paragraph 15.4;
- Insertion of the Corporate Governance Report as a document which has to be approved by the Supervisory Board in Paragraph 16.2.4;
- Editorial adjustment and alignment in Paragraph 16.3.4;
- Amendment, that the annual budget "and the investment plan" require the consent of the Supervisory Board in Paragraph 16.3.7;
- Introduction of language regulations for the working language in general meetings in the new Paragraph 26.

Please consider the large number of expected participants and the usual security measures when planning the timing of your attendance. Admission for the collection of voting cards starts at 9:00 a.m.

Notice according to sec 83 para 2 No 1 of the Austrian Stock Exchange Act ("BörseG"):
The registered capital of the Company amounts to EUR 634,025,526 and is divided into 317,012,763 voting no-par value bearer shares. All non-par value bearer shares are ordinary shares; currently no non-voting preferred shares are issued. Each ordinary share grants one vote. Taking into account the 11,238,552 own shares, a total of 305,774,211 voting rights exists pursuant to sec 65 para 5, 114 para 6 of the Austrian Stock Corporation Act ("AktG"). The numbers contained in this paragraph are as of 28 February 2009.

To attend the general meeting, shareholders must deposit their shares with the Company, an Austrian notary public or the main office of any other Austrian bank during business hours until 6 May 2009 at the latest, and must keep their shares deposited until the end of the general meeting. Depositaries must submit certificates of deposit by 7 May 2009, at the latest, to the Company (in advance by telefax: +4350100/916383).

The group annual report with the group annual financial statements and the group status report, and the annual financial statements and the status report of the Company, in each case on the financial year 2008, as well as the Management Board report on the exclusion of the subscription rights according to items 8., 9. and 10. of the agenda are accessible at the seat of the company (cashier's hall), 1010 Vienna, Graben 21 to shareholders free of charge until the day of the general meeting. All information to the general meeting is available on the website of the Company at http://www.erstegroup.com/.

Vienna, April 2009

The Management Board